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August 11, 2022

VIA EDGAR TRANSMISSION

Michael Killoy

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street NE

Washington, D.C. 20549

Re:	Covetrus, Inc.
Amended Schedule 13E-3
Filed on August 5, 2022
File No. 005-90857

Revised Preliminary Proxy Statement on Schedule 14A
Filed on August 5, 2022
File No. 001-38794

Dear Mr. Killoy:

On behalf of our client, Covetrus, Inc. (the “Company”), we are responding to the comment letter (the “Comment Letter”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 10, 2022 with regard to Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (File No. 001-38794) filed by the Company on August 5, 2022 (the “Proxy Statement”) and Amendment No. 1 to the Transaction Statement filed on Schedule 13E-3 by the applicable filing parties (File No. 005-90857) (the “Schedule 13E-3”). In connection with these responses, the Company and the applicable parties are filing, electronically via EDGAR to the Commission, an amendment to the Proxy Statement (the “Amended Proxy Statement”) and an amendment to the Schedule 13E-3 (the “Amended 13E-3”) on the date of this response letter. In addition to addressing the comments raised by the Staff in the Comment Letter, the Amended Proxy Statement and the Amended 13E-3 include updates to certain other disclosures contained therein.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all captions and references to page numbers in such responses correspond to page numbers set forth in the Amended Proxy Statement or Amended 13E-3, as applicable. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amended Proxy Statement or Amended 13E-3, as applicable.

Securities and Exchange Commission August 11, 2022 Page 2

Amended Schedule 13E-3 filed August 5, 2022

Exhibits

1.

Comment: We note you will request confidential treatment for certain portions of these exhibits. Please refile the exhibit index and exhibits that are subject to the confidential treatment request to include the requisite legend. Please note that, once received, we will conduct our review of your request separately.

Response: The Company respectfully acknowledges the Staff’s comment and has refiled the exhibit index and exhibits that are subject to the confidential treatment request with the requisite legend.

2.

Comment: We note your response to comment 2. Your response indicates that “Deutsche Bank Securities Inc. (“Deutsche Bank”), UBS Investment Bank (“UBS”), BMO Capital Markets and Mizuho Securities USA LLC served as financial advisors to the CD&R Entities in connection with the transaction.” We further note your representation that those entities did not provide any reports within the meaning of Item 1015 of Regulation M-A. Note that “reports” for these purposes include oral presentations or engagements with filing parties where information materially related to the going private transaction is provided. Please confirm that no such oral reports were provided and explain what these three entities did as financial advisors. To the extent that reports are summarized in the revised proxy statement as a result of this comment, please additionally provide the information required by Item 1015(a) of Regulation M-A as to the three financial advisors, as well as a summary of the reports pursuant to Item 1015(b).

Response: The CD&R Entities respectfully inform the Staff that Deutsche Bank Securities Inc. (“Deutsche Bank”), UBS Investment Bank (“UBS”), BMO Capital Markets and Mizuho Securities USA LLC, the investment banking divisions of the Original Debt Commitment Parties, provided limited financial advisory services in connection with the transactions and two of them, Deutsche Bank and UBS, will each be paid a fee of $2 million at the closing of the transaction. The limited financial advisory services included providing information about the current and historical market valuation environment and the market generally, none of which the CD&R Entities determined to be materially related to the transaction.

Revised Preliminary Proxy Statement on Schedule 14A filed August 5, 2022

Reasons for the Merger; Recommendation of the Board; Fairness of the Merger, page 32

3.

Comment: We note your response to comment 7 indicating that the Board and Transaction Committee did not base their fairness determination on Goldman Sachs’ fairness opinion. However, the disclosure on page 34 of the revised proxy statement states that the Transaction Committee and the Board “considered the oral opinion of Goldman Sachs, subsequently confirmed by delivery of its written opinion” in reaching a determination that the Merger is fair and recommending its approval to shareholders. Please revise to adopt the underlying analysis and conclusions as previously requested, or delete the references to the Goldman Sachs opinion in this section. Alternatively, revise the proxy statement disclosure to specifically state that the Goldman Sachs fairness opinion was not relied upon by the Board and Transaction Committee in assessing the fairness of this going private transaction.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 39 of the Amended Proxy Statement.

Securities and Exchange Commission August 11, 2022 Page 3

General

4.	Comment: We note your response to comment 13. We do not necessarily agree with your analysis or conclusion but have no further comment at this time.

Response: The Company respectfully acknowledges the Staff’s comment.

[Remainder of Page Intentionally Left Blank]

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8096 or by e-mail at amanda.fenster@weil.com.

Sincerely yours,

/s/ Amanda Fenster
Amanda Fenster

cc:	Margaret Pritchard, Covetrus, Inc.

Michael J. Aiello, Weil, Gotshal & Manges LLP

Paul S. Bird, Debevoise & Plimpton LLP

Andrew L. Bab, Debevoise & Plimpton LLP

Spencer K. Gilbert, Debevoise & Plimpton LLP